Exhibit 99.4

22 August 2024
Nexxen International Ltd
(“Nexxen” or the “Company”)

Share buyback-transaction in own shares

Nexxen International Ltd. (AIM/NASDAQ: NEXN) ("Nexxen" or the "Company"), a global, unified advertising technology platform with deep expertise in video and Connected TV (“CTV”), announces that on 21 August 2024 it bought-back 100,000 ordinary shares of NIS0.01 each in the capital of the Company ("Ordinary Shares") in the AIM market at an average price of 288.33 pence per Ordinary Share. The Ordinary Shares were acquired through Cavendish Capital Markets Limited, pursuant to the Company’s Buyback Programme on the AIM market as announced on 7 May 2024. These Ordinary Shares were purchased through the Company’s subsidiary, Nexxen Group Ltd. and will not have any voting rights under the Israeli Companies Law as long as such shares are held by a Company subsidiary.

Total Voting Rights

For the purposes of the Financial Conduct Authority’s Disclosure and Transparency Rules, Nexxen notifies the market that as at the date of this announcement, the Company’s issued share capital consists of 195,968,321 ordinary shares with a nominal value of NIS0.01 each (“Ordinary Shares”), with (i) 3,309,619 of such Ordinary Shares held by a subsidiary of the Company without voting rights under the Israeli Companies Law, and (ii) 56,679,351 of such Ordinary Shares  held by the Company and classified as dormant shares in Treasury under the Israeli Companies Law (without any rights attached thereon). Therefore, the total number of Ordinary Shares with voting rights is 135,979,351.

The above figure of 135,979,351 Ordinary Shares may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA’s Disclosure and Transparency Rules.

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
nexxenir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Seamus Fricker / Rory Sale (Corporate Finance)
Tim Redfern / Jamie Anderson (ECM)
Tel: +44 20 7220 0500
The information communicated in this announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014. The Company confirms that it is no longer in possession of any unpublished price sensitive information.

About Nexxen International

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize data and advanced TV in the ways that are most meaningful to them. Our flexible and unified technology stack comprises a demand-side platform (“DSP”) and supply-side platform (“SSP”), with the Nexxen Data Platform at its core. With streaming in our DNA, Nexxen’s robust capabilities span discovery, planning, activation, monetization, measurement and optimization – available individually or in combination – all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN). For more information, visit www.nexxen.com.